Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES RESOLUTION OF THE SUPERINTENDENCE OF FINANCE OF COLOMBIA

Medellín, Colombia, October 18, 2019

BANCOLOMBIA S.A. ("BANCOLOMBIA") announces that the Superintendence of Finance of Colombia pursuant to Resolution 1361 dated October 8, 2019, imposed a fine on the Bank for COP $350 million (approximately USD 102,000), as a result of certain deficiencies with respect to the reporting requirements for foreign exchange transactions between 2015 and 2018. Bancolombia is considering whether to appeal the imposition of the fine or its amount and has implemented appropriate remedial measures, including additional controls and procedures.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Estrategia y Finanzas	VP Financiero	Gerente RI
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837